Exhibit 99.3

88595 Can-Fite VIF	Proof 3

Special General Meeting of Shareholders of	Special General Meeting of Shareholders of
Can-Fite BioPharma Ltd.	Can-Fite BioPharma Ltd.
Date: December 21, 2017	to be held December 21, 2017
See Voting Instruction On Reverse Side.	For Holders as of November 20, 2017
Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. 2. 3.

To re-elect Israel Shamay to the Company’s Board of Directors as an external director for a three-year term ending December 30, 2020.

1A. Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Shamay other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.

To approve a grant of options to Yaacov Goldman and Israel Shamay, external directors of the Company, as described in the accompanying proxy statement.

To approve a grant of options to Ilan Cohn, Guy Regev and Abraham Sartani, non-executive directors of the Company, as described in the accompanying proxy statement.

	☐ Yes ☐ For ☐ ☐	☐ No ☐ Against ☐ ☐	☐ Abstain ☐ ☐

 MAIL

● Mark, sign and date your Voting Instruction Form.

● Detach your Voting Instruction Form.

● Return your Voting Instruction Form in the
    postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on December 14, 2017.

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD.

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above	Copyright © 2017 Mediant Communications Inc. All Rights Reserved.

88595 Can-Fite VIF.indd 1	11/14/2017 5:37:41 PM

88595 Can-Fite VIF	Proof 3

Can-Fite BioPharma Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on December 14, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 20, 2017 at the Special General Meeting of the Shareholders of Can-Fite BioPharma Ltd. to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Wednesday, December 21, 2017 at 4:00 p.m. (Israel time) or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

(Continued and to be marked, dated and signed, on the other side)

88595 Can-Fite VIF.indd 2	11/14/2017 5:37:41 PM